Filed by R.J. Reynolds Tobacco Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: R.J. Reynolds Tobacco Holdings, Inc. Commission File No. 001-6388

     On October 27, 2003, R.J. Reynolds Tobacco Holdings, Inc. (“RJR”) entered into a business combination agreement (the “Business Combination Agreement”) with British American Tobacco p.l.c. (“BAT”) to combine the assets and operations of their respective U.S. tobacco businesses. In addition, RJR entered into a stock purchase agreement with American Cigarette Company (Overseas) BV and Cigarette Manufacturers Supplies Inc. (the “Lane Stock Purchase Agreement”) pursuant to which RJR will acquire the stock of Lane Limited, a subsidiary of BAT, that manufactures several cigar, roll-your-own and pipe tobacco brands and distributes Dunhill tobacco products.

     The Business Combination Agreement and Lane Stock Purchase Agreement were filed under cover of Form 8-K today and are incorporated herein by reference into this filing.

Additional Information and Where To Find It

     Reynolds American Inc., the holding company to be formed in the proposed business combination, intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, when it becomes available, as well as RJR’s and Reynolds American Inc.’s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR’s website, www.RJRHoldings.com.

Forward-Looking Information

     Statements included herein which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although RJR believes that these expectations are based on reasonable assumptions, it can give no assurance that the business combination, if consummated, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed include the satisfaction of all conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including those described above. Factors that could affect the future performance of Reynolds American, Inc. following completion of the transaction, include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims arising out of the tobacco business and the claimed health effects of cigarettes that are pending against RJRT or B&W or may be instituted against Reynolds American, Inc. or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success of new product innovations and acquisitions; the effect of market conditions on the performance of pension assets and the return on corporate cash; any potential costs or savings associated with realigning the cost structure of Reynolds American, Inc. and its subsidiaries and otherwise realizing synergies from the combination of RJRT and B&W; and the ratings of RJR’s securities. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Interests of Participants

     RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in RJR’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 19, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants in the proposed business combination by reading the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available.

     In addition, since the referenced proxy statement, Robert S. (Steve) Miller Jr. was elected to the board of directors of RJR. As of Oct. 27, 2003, Mr. Miller was the beneficial owner of 1,000 shares of RJR’s common stock, which does not include 10,000 shares issuable upon the exercise of stock options held by him that are exercisable on or after Jan. 1, 2004. If the proposed business combination is consummated, Mr. Miller’s options will be immediately exercisable. Additional information regarding Mr. Miller and any interests he may have in the proposed business combination will be set forth in the prospectus/proxy statement and other relevant documents filed with the SEC when filed with the SEC.